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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Stuart A. Miller (Last) (First) (Middle)		LNR Property Corporation (NYSE: LNR)

	760 N.W. 107th Avenue (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			September 27, 2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Miami, Florida 33172 (City) (State) (Zip)		☒	Director	☒	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman of the Board

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock													550,473		D

	Common Stock													83		I		By Savings Plan

SEC 1474 (9-02)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Class B Common Stock		One for one		9/27/02		N/A		J (1)			290,704 (A)

	Common Stock Options

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	Immediate	N/A		Common Stock	290,704		N/A		2,807,030		I		Controls General Partner

									160,000		D

Explanation of Responses:

(1) The shares of Class B Common Stock are owned by The Miller Charitable Fund, L.P. On September 27, 2002 (effective August 30, 2002), the general partnership interest in The Miller Charitable Fund, L.P. was transferred to LMM Family Corp., which is wholly owned by Marital Trust I under the Leonard Miller Revocable Trust. Stuart Miller is the sole trustee of Marital Trust I. The limited partnership interests in The Miller Charitable Fund, L.P. are owned, directly or indirectly, by trusts, as to some of which Stuart Miller is an income beneficiary, or by a partnership of which Stuart Miller is a limited partner and of which he controls the general partner. In accordance with Rules 16a-1(a)(2)(ii)(B), 16a-1(a)(2)(ii)(E), 16a-8(b)(3) and 16a-8(b)(2), Stuart Miller has determined the number of shares held by the trusts and partnerships which he is required to report based upon his pro rata income interests in the trusts and his percentage ownership of the limited partnership. This filing should not be deemed to be an admission that Stuart Miller is, for purposes of Section 16 of the Securities Exchange Act of 1934, or otherwise, the beneficial owner of equity securities directly or indirectly owned by trusts of which he is an income beneficiary or limited partnerships of which he is a limited partner or trusts of which he is a trustee.

/s/ Shelly Rubin as Attorney-In-Fact **Signature of Reporting Person Shelly Rubin as Attorney-In-Fact for Stuart A. Miller	10/1/02 Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
SEC 1474 (9-02)